EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 31, 2022

Eldorado Gold Releases 10th Annual Sustainability Report

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to release its 2021 Sustainability Report (the “Report”), which includes details of the Company’s environmental, social and governance (“ESG”) performance. The Report is available on Eldorado Gold’s website (https://sustainability.eldoradogold.com).

Report Highlights (organized by the four pillars of our Sustainability Framework):

Safe, Inclusive and Innovative Operations

•	Exceeded gender parity on our Board, with 56% of members identifying as female as of January 2022.
•	Focused on creating a safety-first culture and proactive health and safety management through leading indicators to reduce safety incidents and achieve a zero-harm workplace
	o	Zero lost-time injuries at three of our four operating sites, Kisladag, Efemcukuru (4th consecutive year), and Lamaque (3rd consecutive year).
•	Despite our progress, we were unable to achieve our targets to reduce total recordable injury frequency rate and lost-time injury frequency rate by 10% from 2020 levels.

Engaged and Prosperous Communities

•	Committed to local employment and procurement:
	o	81% of our employees are from the local communities surrounding our operations;
	o	99% of our employees are from the countries in which we operate;
	o	Over $728 million was paid to domestic suppliers.
•	$2.59 million in community investments, with over 40% focused on socioeconomic capacity-building and physical infrastructure that support current and post-mining community needs.
•	Zero major community or human rights incidents.

Responsibly Produced Products

•	Conducted Sustainability Integrated Management System (“SIMS”) self-assessments across our global operating mine sites.
•	Continued to implement the Voluntary Principals on Security and Human Rights across our global operating mine sites.
•	Adopted a Social Performance Policy and updated our Health and Safety, Environment, and Human Rights Policies
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Completed Year 2 assurance requirements towards alignment with the World Gold Council’s Responsible Gold Mining Principles (“RGMPs”) in 2022. We also completed assurance against the World Gold Council’s Conflict-Free Gold Standard (“CFGS”) for our 2020 operations.

Healthy Environments Now and for the Future

•	Industry leader in dry-stack tailings implementation.
•	Launched our climate change strategy in alignment with Eldorado’s lower emission intensity in relation to industry peers.
	o	Set a target to mitigate greenhouse gas (“GHG”) emissions by 30% by 2030, on a business-as-usual basis.
•	Over 23 hectares of land reclaimed in 2021.
•	Zero major environmental incidents and no significant spills across our global sites.

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“Eldorado’s vision is to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations,” said George Burns, Eldorado’s President and CEO. “Our achievements in 2021 and our goals for the future affirm our commitment to incorporate sustainability from the ground up in all aspects of our business. In 2021, we made our greatest progress on climate action yet and committed to mitigating our GHG emissions, which marks our biggest step so far towards building a business that is resilient to climate change and meaningfully contributes to a lower-carbon future.”

“Eldorado’s 2021 Sustainability report summarizes our performance across our global sites and focuses on our four producing mines – Lamaque, Kisladag, Efemcukuru, and Olympias. As we look forward, we will continue to build on our solid foundation, challenge the status quo and find better ways for sustainable mining practices,” stated George Burns.

The Report is our 10th annual published report and has been produced in accordance with the requirements of the core Global Reporting Initiative (“GRI”), and serves as our Communication on Progress for the United Nations Global Compact in support of the Sustainable Development Goals. The report and disclosures are also aligned with the Sustainability Accounting Standards Board (“SASB”) - Metals and Mining standard.

Feedback

We welcome feedback from all stakeholders regarding our sustainability reporting. Please direct comments or requests for further information to Investor Relations.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “forward”, “future”, “goal”, “intends”, “plans”, “projected”, “scheduled”, “target”, “vision” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “could”, “may”, “might”, “will” or “would” be taken, occur or be achieved. Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: establishing sustainability and environmental targets, goals and strategies, including related to GHG emissions; our expectation as to our future financial and operating performance; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

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We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance; benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkey; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration programs; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet sustainability, environmental, diversity or safety targets, goals and strategies; inability to meet the Sustainability Framework and SIMs; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkey; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

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